

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

Michael C. Donlon, Esq.
Bond, Schoeneck & King PLLC
The Avant Building - Suite 900
200 Delaware Avenue
Buffalo, NY 14202-2107

Re: SERVOTRONICS INC /DE/
PRE 14A filed April 29, 2022
File No. 001-07109

Dear Mr. Donlon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PRE 14A filed April 29, 2022

General

1. We note that you filed your preliminary proxy statement under the EDGAR tag of "PRE 14A," as opposed to the EDGAR tag of "PREC14A," the latter of which should be used for contested solicitations. Please keep this in mind for future reference, and please ensure that subsequent filings are filed under the correct EDGAR tag.

2. Please file a preliminary form of proxy with your next filing.

Background of the Solicitation, page 8

3. We note the following statement on page 8: "The nomination notice disclosed that Star Equity owned 28,555 shares of Common Stock, constituting approximately 1.18% of the outstanding shares." Please add context to this information by disclosing updated information known to the Company, specifically, for example, Star Equity's disclosure in an April 8, 2022 DFAN14A filing of an increased number of owned shares.

4.   We note the following statement on page 9: "As a result of these changes the size of the Board was **increased seven Directors**" (emphasis added). Please clarify.

Proposal 1 - Election of Directors, page 15

5.   We note the reference on page 15 to a potential substitute nominee. Please confirm that in the event you select a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David M. Plattner, Special Counsel, at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions